SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

RESPIRONICS, INC.
(Name of Subject Company (Issuer))
MOONLIGHT MERGER SUB, INC.
a wholly owned subsidiary of
PHILIPS HOLDING USA INC.
a wholly owned subsidiary of
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Names of Filing Persons (Offerors))
Common Stock, par value $ 0.01 per share,
and associated common stock acquisition rights
(Title of Class of Securities)
761230101
(CUSIP Number of Class of Securities)
Joseph E. Innamorati, Esq.
Moonlight Merger Sub, Inc.
1251 Avenue of the Americas
20th Floor
New York, NY 10020-1104
(212) 536-0641
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Neil T. Anderson
Matthew G. Hurd
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,899,365,658	$192,545.07

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 74,232,813 outstanding shares of common stock, par value $0.01 per share, including the associated common stock acquisition rights (such rights, together with such shares of the Company’s common stock, the “Shares”) issued under the Rights Agreement, dated June 28, 1996, between Respironics, Inc. and Mellon Investor Services LLC, as amended, for a price of $66.00 per Share. The calculation of the filing fee is based on the Company’s representation of its capitalization as of December 18, 2007.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$192,545.07	Filing Party:	Moonlight Merger Sub, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	January 3, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements Item 11 in the Tender Offer Statement on Schedule TO, filed on January 3, 2008 (the “Schedule TO”) with the Securities and Exchange Commission by Moonlight Merger Sub, Inc., a Delaware corporation.
     Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 11. Additional Information.
     (a)(2) and (a)(3) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters—U.S. Antitrust Compliance” is hereby amended by adding the following at the end thereof:
On January 10 and 11, 2008, respectively, Parent, on behalf of Royal Philips, and the Company each filed their Notification and Report Form with the Antitrust Division and the FTC under the HSR Act. Accordingly, the waiting period under the HSR Act with respect to the offer will expire at 11:59 p.m. New York City time on January 25, 2008 unless such period is terminated earlier or extended by the issuance of a request for additional information and documentary material.
     The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters—European Union Antitrust Compliance” is hereby amended by adding the following at the end thereof:
Royal Philips and the Company have filed a draft notification and application for approval of the offer and the merger with the European Commission and expect to file a formal notification and application as soon as practicable.
     (a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters” is hereby amended by adding the following new sub-section at the end thereof:
Litigation. On January 8, 2008, a purported class action complaint (the “Delaware Complaint”) was filed in the Delaware Chancery Court (the “Court”) against the Company, the members of the Board of Directors of the Company, Parent, Purchaser and Royal Philips alleging, among other things, breaches of fiduciary duty in connection with the sales process, the merger agreement and the disclosures in the Schedule 14D-9.
On January 10, 2008, the plaintiff in the Delaware Complaint filed a motion for a preliminary injunction seeking to enjoin the offer. On that day, plaintiff also filed a motion seeking to schedule a hearing on the preliminary injunction motion and seeking expedited discovery in advance of the proposed hearing. On January 14, 2008, the Court denied plaintiff’s requests to schedule a preliminary injunction hearing and for expedited discovery. Philips believes the Delaware Complaint is entirely without merit and intends to defend against it vigorously.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOONLIGHT MERGER SUB, INC.
By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Vice President

Dated: January 16, 2008